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                  [IMPAC Commercial Holdings, Inc. Letterhead]

                                                                October 13, 2000

Dear Stockholder:

     On October 6, 2000, Impac Commercial Holdings, Inc. (the "Company"), Fortress Investment Corp., a Maryland corporation ("Fortress") and Fortress Impac Acquisition Corp., a Maryland corporation and a wholly-owned subsidiary of Fortress (the "Purchaser"), entered into an Agreement and Plan of Merger providing for the acquisition of any and all of the common stock, par value $0.01 per share, of the Company not already owned by the Purchaser (the "Common Stock") at $7.55 per share in cash.

     The Purchaser has today commenced a cash tender offer for any and all of the issued and outstanding shares of Common Stock of the Company not already owned by the Purchaser at a price of $7.55 net per share. The Agreement and Plan of Merger provides that, following the tender offer, the Purchaser will merge with and into the Company with the Company as the surviving corporation, and any remaining shares of Common Stock of the Company will be converted into the right to receive $7.55 per share in cash, without interest.

     At a meeting on October 6, 2000, the Company's Board of Directors (the "Board"), based on, among other things, the unanimous recommendation of the Committee of Independent Directors of the Board, consisting entirely of non-management directors unaffiliated with Fortress or Purchaser (the "Independent Committee"), unanimously (1) has approved the Agreement and Plan of Merger and the transactions contemplated thereby, including the tender offer and the merger, (2) has determined that the tender offer and the merger are fair to and in the best interests of the Company's stockholders (other than the Purchaser and its affiliates) and (3) recommends that the Company's stockholders accept the tender offer and tender their shares pursuant to the tender offer.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials of the Purchaser and Schedule 14D-9 of the Company. Included as Schedule I to the Company's
Schedule 14D-9 is the written opinion, dated October 6, 2000, of Bear, Stearns & Co. Inc., the Independent Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $7.55 to be received in the tender offer and the merger by the holders of shares of the Common Stock of the Company was fair, from a financial point of view, to such holders, other than the Purchaser and its affiliates.

     Enclosed for your consideration are copies of the Purchaser's tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully and in their entirety.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          /s/ Wesley R. Edens
                                          Wesley R. Edens
                                          Chairman of the Board &
                                          Chief Executive Officer